Exhibit 99.1

KongZhong Corporation Announces Extraordinary General Meeting of Shareholders

Beijing, China, February 8, 2017 /PRNewswire/ -- KongZhong Corporation (NASDAQ: KZ) (“KongZhong” or the “Company”), a leading online game developer and operator in the People’s Republic of China (“PRC”), today announced that it has called an extraordinary general meeting of shareholders (the “EGM), to be held on March 20, 2017 at 10:00 a.m. (Beijing time), at 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, 100044, the People’s Republic of China, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger dated as of December 1, 2016 (the “Merger Agreement”), by and among the Company, Linkedsee Limited (“Parent”) and Wiseman International Limited (“Merger Sub”), a wholly owned subsidiary of Parent, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the terms of the Merger Agreement and the Plan of Merger, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent in accordance with Cayman Islands Companies Law. If completed, the Merger will result in the Company becoming a privately- held company, the Company’s American depositary shares (“ADSs”), each representing forty ordinary shares of the Company, will no longer be listed on the NASDAQ Global Select Market and the American depositary shares program for the Company’s ADSs will terminate. In addition, the Company’s ADSs and the Company’s ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and resolved to recommend that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger and the amendment and restatement of the existing memorandum and articles of the Company by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association in the form attached as Annex II to the Plan of Merger.

Shareholders of record as of the close of business in the Cayman Islands on March 8, 2017 will be entitled to attend and vote at the EGM. ADS holders as of the close of business in New York City on February 17, 2017 will be entitled to instruct Citibank, N.A., the ADS depositary, to vote the ordinary shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials (including the definitive proxy statement) will be mailed to shareholders and ADS holders.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ, CAREFULLY AND IN THEIR ENTIRETY, THESE MATERIALS AND OTHER MATERIALS TO BE FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq since 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, which may include but are not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company's filings with the SEC. Forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Feng

Public Relations

Tel.: (+86-10) 88576000

E-mail:lifeng3@kongzhong.com